CUSIP No. 887317 10 5	13D

EXHIBIT 5

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others, except to the extent that he or it know or has reason to believe that such information is inaccurate.

Dated: February 16, 2006	ISTITHMAR PJSC
/s/ Muneef Tarmoom
By: Muneef Tarmoom
Title: Chief Executive Officer

ISTITHMAR MEDIA INVESTMENTS
/s/ David Jackson
By: David Jackson
Title: Director